November 29, 2011

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC   20006-1600

Re: Northern Lights ETF Trust
       File Numbers: 333-177651 and 811-22624

Dear Ms. Fuller:

        We have reviewed the registration statement on Form N-1A of Northern lights
ETF Trust (the "Trust") filed on November 1, 2011 under the Securities Act of 1933 (the
"1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Trust has
one new series, Arrow Shares Global Yield ETF (the "Fund"), an exchange-traded fund.

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

        1. We note that portions of the disclosure have been left blank. These omissions
include the name of the Index Provider. We expect to have further comments when you
supply the omitted information in a pre-effective amendment, or on disclosure made in
response to this letter, or on exhibits added in a pre-effective amendment.

        2. Please supply the undersigned with copies of your exemptive application and
any no-action requests the Trust has submitted, or will submit, in connection with
registration of its shares. Please inform the undersigned whether the Trust intends to rely
on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so,
provide the 1940 Act Release number and date of the order. If the Trust intends to file an
application for an exemptive order, the application process may result in additional
disclosure beyond what is requested in this letter.

        3. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and
Exchange Commission, A Plain English Handbook (1998).

Prospectus

FUND SUMMARY

<u>**Fees and Expenses**</u>**, Page 1**

     4. With respect to footnote (2) to the fee table, please confirm in your written response to these comments that the contractual agreement to defer fees and reimburse expenses will be in force for at least one year. In addition, in your letter to the staff, please confirm that the adviser may not recoup amounts waived.

     5. Please confirm in your written response letter that there will be no "Acquired Fund Fees and Expenses".

<u>**Principal Investment Strategies**</u>**, Page 2**

     6. Please explain in your written response to these comments how the management of the Fund can properly be characterized as "passive" or the investment approach as mere "indexing" when the Index Provider has a complex "methodology" that may result in a continuous shifting of components in the Underlying Index.

     7. Will the Fund use the Underlying Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Underlying Index meets the definition for an "appropriate broad-based securities market index" as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

     8. Please inform the staff in your response letter as to how long the Underlying Index has existed and whether it is widely used and consulted by investors.

     9. Disclose how often the Underlying Index can be changed. Disclose whether the Underlying Index is re-balanced at set intervals, such as every six months.

     10. What is meant by calling the Underlying Index a "rules-based" index? How does a "rules-based" index differ from an index such as the Standard & Poor's 500 Index?

     11. Please inform the staff in your letter whether the Index Provider is an investment adviser (or sub-adviser) within the meaning of Section 2(a)(20) of the 1940 Act or for purposes of Section 15 of the Act. If not, please explain to the staff why not.

     12. Is the Index Provider affiliated with the Adviser, the Portfolio Manager, the Fund, or the principals of the Fund or Adviser?

     13. The prospectus states: "Pursuant to the methodology, each asset class is represented in the Underlying Index at all times."   Clarify the disclosure as to (a) the

minimum number or percentage of securities in the Underlying Index that must be in a given asset class at all times, (b) how the assets are divided among the three asset classes (*e.g.*, in thirds), (c) whether such asset allocation varies and, (d) if so, when and by how much.

14. Given the use of "global" in the Fund's name, please disclose how the Fund will invest its assets in investments that are tied to a number of countries throughout the world. *See* Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).   For example, the Fund could have a policy that it will invest, under normal market conditions, at least 40% of its assets in non-U.S. securities.

Principal Investment Risks, Pages 3 to 7

15. Will the Fund be sold through an insured depository institution? If not, the disclaimer about an investment of the Fund not being guaranteed or insured by the FDIC or any other government agency is unnecessary.

16.   Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

17. With respect to the discussion of "Junk Bond Risk" on page 5, add a statement that junk bonds are considered "highly speculative".

Performance, Page 7

18. Please add disclosure required by Instruction 1(b) to Item 4(b)(2)(i) of Form N-1A (*e.g.*, by stating that the information gives some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance).

ADDITIONAL INFORMATION ABOUT THE PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies, Page 8

19. Disclosure on this page describes the Underlying Index. Please describe in this section as of the most recent rebalance date: (a) the average market capitalization; (b) whether the index is currently (or has recently been) concentrated in any industry or industries; and (c) which asset class and countries represent the largest components of the index. We may have further comments based on your response and your completion of this section.

MANAGEMENT OF THE FUND

Portfolio Manager, Page 12

20. Disclose whether Mr. Flaig is responsible for the up to 20% of the Fund's portfolio that is not invested in the securities of the Underlying Index. If he is not so responsible, disclose who is and clarify what are Mr. Flaig's precise duties as a portfolio manager.

Statement of Additional Information

Investment Policies and Risks, Pages 3 to 10
Other Investments, Strategies, and Risks, Pages 10 to 15

21. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

MANAGEMENT, pages 16 to 20

22. The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

CREATION AND REDEMPTION OF CREATION UNITS, Pages 27 to 32

23. *Procedures for Creation of Creation Units*, page 28 -- the disclosure states: "Creation and redemption orders submitted after 4:00 p.m., New York time are subject to special procedures set forth in a supplement to the Participant Agreement." Please explain to the staff in your response letter what these "special procedures" are and how they can be deemed to be next-day transactions.

24. *Redemption Transaction Fee*, page 30 -- please confirm that the "redemption transaction fee" and "additional charge", collectively, will not exceed 2% of the amount redeemed. *See* Rule 22c-2 under the 1940 Act.

PART C

Item 28. Exhibits.

25. Please file in a pre-effective amendment the fee waiver and expense reimbursement agreement alluded to in footnote (2) to the fee table.

Notwithstanding our comments, please furnish a letter acknowledging that:

    The Trust and the Fund are responsible for the adequacy and accuracy of the disclosure in the filing;

    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust or the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    the Trust and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel